Euroseas Ltd. Announces the Results of Its 2026 Annual General Meeting of Shareholders

Maroussi, Athens, Greece - July 24, 2026 - Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today the official results of its 2026 Annual General Meeting, held on July 23, 2026 at 11:00 a.m. local time in Washington, DC, USA. The following proposals were approved by the Company's shareholders:

1.	Mr. Aristides J. Pittas, Mr. Anastasios Aslidis, and Mr. Aristides P. Pittas were re-elected as Class A Directors to serve for a term of three years until the Company’s 2029 Annual Meeting of Shareholders ("Proposal One"); and

2.	Deloitte Certified Public Accountants, S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2026 ("Proposal Two").

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships with a cargo capacity of 61,144 teu. After the delivery of four intermediate and eight feeder containership newbuildings between 2027 and 2029, Euroseas’ fleet will consist of 33 vessels with a total carrying capacity of 97,396 teu.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com